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                                SECURITIES AND EXCHANGE COMMISSION
                                      Washington, D.C. 20549

                                           SCHEDULE 13D
                                          (Rule 13d-101)

                     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                    TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                          RULE 13d-2(a)


                                     SoftQuad Software, Ltd.
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                                         (Name of Issuer)

                             Common Stock, par value $0.001 per share
-------------------------------------------------------------------------------------------------
                                  (Title of Class of Securities)

                                           83402 G-10-4
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                                          (CUSIP Number)

                                      Michael J. Shef, Esq.
                              Jenkens & Gilchrist Parker Chapin LLP
                                      The Chrysler Building
                                       405 Lexington Avenue
                                     New York, New York 10174
                                          (212) 704-6000
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                          March 30, 2001
                     -------------------------------------------------------
                     (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of
Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ?

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                                  (Continued on following pages)

CUSIP No. 83402 G-10-4                                                               Page 2 of 5
-------------------------------------------------------------------------------------------------
----------- --------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Roberto Drassinower
----------- --------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                          (a) [ ]
                                                                                          (b) [ ]
----------- --------------------------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------------------------

    4       SOURCE OF FUNDS*

            PF
----------- --------------------------------------------------------------------------------------

    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                                             [ ]

----------- --------------------------------------------------------------------------------------

    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Canada
----------- --------------------------------------------------------------------------------------
      NUMBER OF
        SHARES          7      SOLE VOTING POWER
     BENEFICIALLY
       OWNED BY                721,203 shares (Consists of 578,343 presently exercisable options to purchase common stock and 142,860 exchangeable shares of
                               SoftQuad Acquisition Corp. which are presently convertible
         EACH                  into 142,860 shares of SoftQuad Software, Ltd. common stock)
      REPORTING         ----------------------------------------------------------------------------
        PERSON
         WITH           8      SHARED VOTING POWER

                        ----------------------------------------------------------------------------
                        9      SOLE DISPOSITIVE POWER

                               721,203 shares (Consists of 578,343 presently exercisable options to purchase common stock and 142,860 exchangeable shares of SoftQuad
                               Acquisition Corp. which are presently convertible into 142,860 shares of SoftQuad Software, Ltd. common stock)
                        ----------------------------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

----------- --------------------------------------------------------------------------------------

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            721,203 shares (Consists of 578,343 presently exercisable options to purchase common stock and 142,860 exchangeable shares of SoftQuad Acquisition Corp. which are presently convertible into 142,860 shares of SoftQuad Software, Ltd. common stock)

----------- --------------------------------------------------------------------------------------

12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*            [ ]

----------- --------------------------------------------------------------------------------------

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.02%
----------- --------------------------------------------------------------------------------------

14          TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------------------------

                              *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 83402 G-10-4                                                                 Page 3 of 5
----------- --------------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the common stock, par value $0.001 per share (the "Common
Stock"), of SoftQuad Software, Ltd., a Delaware corporation (the "Company"). The address of the
Company's principal executive offices is 161 Eglinton Avenue East, Suite 400, Toronto, Ontario,
Canada M4P1J5.

ITEM 2.  IDENTITY AND BACKGROUND.

    (a) The name of the individual filing this statement is Roberto Drassinower.

    (b) Roberto Drassinower's business address is Quadrant Plaza, 11100 NE 8th Street, Suite 600 Bellevue, WA 98004.

    (c) Roberto Drassinower's principal occupation is Chief Executive Officer, SoftQuad Software, Ltd.

    (d) Roberto Drassinower has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e) Roberto Drassinower has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

    (f) Roberto Drassinower is a citizen of Canada.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On April 5, 2000, in connection with the Company's contemporaneous acquisition of
SoftQuad Software Inc., an Ontario, Canada corporation ("SoftQuad Canada"), SoftQuad Acquisition
Corp. ("SAC"), a subsidiary of the Company, issued 142,860 of its exchangeable shares to Roberto
Drassinower in exchange for 142,860 shares of SoftQuad Canada common stock then owned by Roberto
Drassinower.

         On November 6, 1998, Roberto Drassinower was granted options to purchase 350,010 shares of common stock at an exercise price of $0.00013 per share. 35,010 of such options were immediately exercisable. Of the remaining portion, one third became exercisable on December 1,
1999, one third became exercisable on December 1, 2000, and one third will become exercisable on
December 1, 2001. These options expire on November 6, 2008.

         On September 29, 1999, Roberto Drassinower was granted options to purchase 200,000 shares of common stock at an exercise price of $0.0067 per share. Such options were immediately exercisable and expire on September 29, 2009.

         On February 25, 2000, Roberto Drassinower was granted options to purchase 400,000 shares of common stock at an exercise price of $1.44 per share. One third of such options became exercisable on February 26, 2001, one third will become exercisable on February 26, 2002, and one third will become exercisable on February 26, 2003. These options expire on November 6, 2008.

CUSIP No. 83402 G-10-4                                                                 Page 4 of 5
----------- --------------------------------------------------------------------------------------

ITEM 4.  PURPOSE OF TRANSACTION.

         Mr. Drassinower's options were acquired pursuant to transactions approved by the board of directors of the Company (with Mr. Drassinower abstaining). Mr. Drassinower's exchangeable shares were acquired in connection with the Company's acquisition of SoftQuad Canada, and were issued to Mr. Drassinower by SAC in exchange for shares of SoftQuad Canada common stock then owned by Roberto Drassinower.

         Unless otherwise set forth herein, and excepting the activities of Roberto Drassinower on behalf of the Company in his official capacities as an officer and director, Roberto
Drassinower has no plans or proposals which relate to or would result in: (a) the acquisition or disposition by any person of additional securities of the Company or disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company, (c) a sale or transfer of a material amount of assets of the
Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) any change in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) a class of securities of the Company to be delisted from a national securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities
Exchange Act of 1934 or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

    (a) As of March 30, 2001, Roberto Drassinower beneficially owned 721,203 shares of Common Stock, comprising 5.02% of the outstanding shares of Common Stock, consisting of (a) 142,860 shares of common stock beneficially owned by virtue of Mr. Drassinower's record ownership of 142,860 exchangeable shares of SAC, and (b) 578,343 shares which are subject to presently exercisable options.

    (b) Roberto Drassinower has the sole power to vote or to dispose of 721,203 shares of Common Stock.

    (c) None.

    (d) None.

    (e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF
         THE ISSUER.

         None.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         None.
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CUSIP No. 83402 G-10-4                                                                 Page 5 of 5
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                                            SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                               June 18, 2001
                                         --------------------------------------------------------
                                                                  (Date)

                                                        /s/Roberto Drassinower
                                         --------------------------------------------------------
                                                               (Signature)


                                                           Roberto Drassinower
                                         --------------------------------------------------------
                                                               (Name/Title)

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